Exhibit 99.7

product
pipeline

Stimuvax® (BLP25 liposome vaccine)
Development Status: Phase 3

Stimuvax® is a synthetic 25-amino acid sequence of the cancer-associated marker MUC-1 incorporated in a specially designed liposomal delivery system. Liposomes, which are fat droplets smaller than red blood cells, are believed to enhance immune recognition of cancer cells. This investigational vaccine offers an innovative approach to treating cancer and potentially prolonging life. It is designed to induce a T-cell immune response to the cancer.

Under a collaboration with Merck KGaA of Darmstadt, Germany, Stimuvax is being evaluated in the treatment of non-small cell lung cancer (NSCLC). Lung cancer is the leading cause of cancer-related death among both men and women in North America, with NSCLC accounting for about 80 percent of all lung cancer cases.

Results from a 171-patient Phase 2b study of Stimuvax in NSCLC have been promising. The median survival for patients with stage IIIB NSCLC (locoregional disease) was 30.6 months for patients treated with Stimuvax plus best supportive care versus 13.3 months for the patients treated with best supportive care alone.

Based on these results, Merck has initiated a global Phase 3 clinical trial of Stimuvax called START (Stimulating Targeted Antigenic Responses To NSCLC). This trial is designed to assess the efficacy and safety of Stimuvax as a potential treatment for patients with unresectable stage III NSCLC. Currently, there are no approved maintenance therapies for patients responding to first-line treatment for unresectable stage III NSCLC. The Phase 3 trial is expected to include more than 1,300 patients in approximately 30 countries. The first patient was enrolled in this study in February 2007.

PX-12
Development Status: Phase 2

PX-12 is an irreversible inhibitor of thioredoxin (Trx-1), a protein that regulates many factors, including hypoxia inducible factor (HIF)-1α, vascular endothelial growth factor (VEGF) and activator protein 1 (AP-1), that play critical roles in cancer cell growth, survival and resistance to chemotherapy. Increased levels of thioredoxin in cancer cells have been linked to the aggressive proliferation of solid tumors, including colon, lung, and gastric cancers.

An initial Phase 1 trial of PX-12 in 38 patients with advanced metastatic cancer showed that the compound was well tolerated and produced a decrease in plasma concentrations of Trx-1 that was significantly correlated with increased patient survival. Fifteen of the 38 patients achieved stable disease of up to 322 days. An ongoing Phase 1b trial is evaluating PX-12 in patients with gastrointestinal cancers.

A phase 2 trial of PX-12 in patients with advanced pancreatic cancer was initiated in early 2007 and a second Phase 2 trial in an additional cancer indication is expected to commence by the end of 2007.

PX-478
Development Status: Preclinical

PX-478 is an inhibitor of HIF-1a, a protein target whose levels are elevated in a wide range of tumors. The protein is a key factor in the response of a cancer cell to hypoxia (lack of oxygen), including the angiogenic cascade that allows tumors to establish new blood vessels essential to their survival and growth. Inhibition of angiogenesis is a validated approach to treating cancer. While the HIF-1a pathway is of great interest to the drug development community, we believe that PX-478 will be the first small molecule that directly lowers HIF-1a protein levels to enter clinical development.
In preclinical studies, PX-478 demonstrated antitumor activity when delivered orally and has shown marked tumor regression and growth inhibition, which correlated to the HIF-1a levels of the tumor models. These models included ovarian, renal, prostate, colon, pancreatic, and breast cancer, representing a large potential market for this product candidate. The ability to combine PX-478 with radiation therapy may further expand the opportunities for this novel compound. We expect to initiate a Phase 1 trial of PX-478 in the third quarter of 2007.

PX-866
Development Status: Preclinical

PX-866 is an inhibitor of the phosphatidylinositol-3-kinase (PI3 kinase)/Akt pathway, an important survival signaling pathway that is activated in many types of human cancer. PI3 kinase is overexpressed in a number of human cancers, especially ovarian, colon, head and neck, urinary tract, and cervical cancers, where it leads to increased proliferation and inhibition of apoptosis (programmed cell death). In preclinical studies, PX-866 has been shown to induce prolonged inhibition of tumor PI3 kinase signaling following both oral and intravenous administration. The compound also has been shown to have good in vivo anti-tumor activity in tumor models of human ovarian and lung cancer, as well as intracranial glioblastoma. PX-866 is being considered for advancement to clinical development in 2007.

BGLP40
Development Status: Preclinical

BGLP40 is a completely synthetic MUC1-based liposomal glycolipopeptide cancer vaccine. BGLP40 is designed and chemically synthesized to mimic a short segment of the mucin protein, which is found at high levels on a number of cancer cell types. Because the vaccine contains fragments derived from the peptide and the carbohydrate of MUC-1, it can stimulate the immune system to attack multiple parts of the mucin protein. Thus, BGLP40 has the potential to stimulate a robust immune response against mucin and is designed to raise both cellular and humoral (antibody) immune responses. In this manner, BGLP40 may provide a multi-pronged attack on cancer cells.

president’s
message

“Our achievements throughout 2006 and early 2007 have enhanced our ability to create value for patients and for our shareholders.”
Dear Shareholders:

I am honored to have this opportunity as Biomira’s President and Chief Executive Officer to review our company’s achievements in 2006 and to share with you my excitement about the opportunities ahead of us.

I joined Biomira in September because I saw a compelling opportunity to take an established company with a partnered product in Phase III development and to advance the organization toward its goal of commercializing novel therapies that have the potential to improve the lives and outcomes of cancer patients. The dedication of the Biomira team, a group able to work collaboratively and eager for new challenges, convinced me that the Company has the talent and commitment needed to succeed in the dynamic biopharmaceutical industry. Our achievements throughout 2006 and early 2007 have enhanced our ability to create value for patients and for our shareholders.

A Robust Pipeline Founded
on Solid Science

A transformative event for Biomira in 2006 was the October acquisition of ProlX Pharmaceuticals Corporation, a privately held biopharmaceutical company with an exciting portfolio of small molecule compounds in development for the treatment of cancer. We now have multiple ways to attack cancer cells: stimulating the immune system through our synthetic vaccine programs and inhibiting critical cancer-related pathways with targeted small molecule drugs. The resulting product pipeline is built on solid science and provides us with opportunities to diversify risk, develop new therapies and establish strategic partnerships. This broad pipeline is the foundation on which we intend to build a leading oncology franchise.

Stimuvax®

Our most advanced program is Stimuvax®, an innovative therapeutic vaccine designed to induce an immune response to cancer cells that express MUC1, a protein antigen widely expressed on such common cancers as lung cancer, breast cancer and colorectal cancer. Stimuvax is thought to work by stimulating the body's immune system to identify and destroy cancer cells expressing MUC1.

In 2006 we made significant progress in the development of Stimuvax. In April, we reported final survival results from an exploratory analysis of data from a Phase IIb clinical trial in 171 patients with stage IIIB and IV non-small cell lung cancer (NSCLC) with response or stable disease after first line therapy. While the overall study results were not statistically significant, patients with stage IIIb locoregional disease treated with Stimuvax showed a median survival of 30.6 months compared with 13.3 months for patients in the control group - an improvement of 17.3 months. Side effects in this trial were primarily limited to mild-to-moderate flu-like symptoms, gastrointestinal disturbances, and mild injection site reactions. These data support the evaluation of Stimuvax in a Phase III trial in patients with unresectable stage IIIB NSCLC.

Throughout 2006 we focused on improving our manufacturing process for Stimuvax, transferring the clinical development program to our partner, Merck KGaA of Darmstadt, Germany and completing the regulatory filings necessary to initiate a Phase 3 trial. In December, we announced that we had received a Special Protocol Assessment from the U.S. Food and Drug Administration that outlines definitive clinical objectives and data analyses considered necessary to support regulatory approval of Stimuvax.

“We are optimistic about the potential of Stimuvax as a novel treatment for NSCLC, a disease in which overall 5-year survival is only 15 percent.”
Based on the success of our efforts, Merck initiated a multi-national Phase 3 trial in early 2007. Enrollment of the first patient, which occurred in February 2007, triggered a milestone payment to Biomira. This trial is expected to include more than 1,300 patients with unresectable stage IIIB NSCLC and will compare overall survival in patients treated with Stimuvax plus best supportive care compared with supportive care alone. We are optimistic about the potential of Stimuvax as a novel treatment for NSCLC, a disease in which overall 5-year survival is only 15 percent.

PX-12

PX-12 is a novel small molecule inhibitor of thioredoxin (Trx-1), a protein that regulates multiple pathways with critical roles in cancer cell growth, survival and resistance to chemotherapy. As the first Trx-1 inhibitor to enter clinical development, PX-12 has significant potential as a first-in-class therapy for a variety of common solid tumors. A Phase I trial of PX-12 demonstrated that the compound was well tolerated and provided evidence to correlate decreased Trx-1 levels with improved patient survival. Based on these data, PX-12 is currently being evaluated in a Phase 1b trial in patients with gastrointestinal cancer and in a Phase 2 trial in patients with advanced pancreatic cancer. We currently expect to explore additional indications for PX-12 in future trials.

HIF-1a signaling pathway is being evaluated as a target for cancer therapies by several academic and commercial organizations, we believe that PX-478 is the first small molecule compound that directly lowers HIF-1a protein levels likely to enter clinical trials. Preclinical data suggest that PX-478 may have broad utility as a single agent or in combination with current treatment regimens. We expect to advance PX-478 into a Phase 1 trial in the third quarter of 2007.

PX-866

The phosphatidylinositol-3-kinase (PI3K)/Akt signaling pathway plays a significant role in the development, progression and survival of cancer. The pathway is activated in many cancers, and proteins that normally inhibit PI3K activity are frequently lost from tumor cells. Thus, targeting this pathway holds great promise in treating a wide variety of cancer types. PX-866 inhibits PI3K activity and is being evaluated in late preclinical studies.
“As the first Trx-1inhibitor to enter clinical development, PX-12 has significant potential as a first-in-class therapy for a variety of common solid tumors.”

PX-478

PX-478 is a small molecule compound that potently inhibits the activity of hypoxia inducible factor (HIF)-1a, a protein that is overexpressed in a wide range of tumors and a key factor in the angiogenic cascade that allows tumors to establish new blood vessels essential to their survival and growth. While the

“As we move forward, we will focus on executing our strategic and clinical plans so as to realize our potential today and for the long-term.”

BGLP40

BGLP40 is our second-generation MUC1 vaccine. This formulation is entirely synthetic and contains fragments derived from both the protein and carbohydrate portions of mucin. Laboratory studies suggest that this vaccine candidate may stimulate both cellular and antibody immune responses, which could induce a more robust attack against mucin-expressing cancer cells. We are currently evaluating the best pathway to take this vaccine forward.

Resources for Success

Biomira’s diverse pipeline of exciting product development programs is just one of our key assets. We also have the intellectual and financial resources to realize the value of our multiple opportunities. Following the ProlX acquisition, we were very pleased to welcome Lynn Kirkpatrick, PhD, to the Biomira team as Chief Scientific Officer. As a former Professor of Chemistry and Biochemistry at the University of Regina in Canada, and with more than two decades of expertise in cancer drug discovery, Lynn brings tremendous expertise in small molecule drug discovery and development to our company.

In 2006 we also took steps to secure financial resources that will allow us to move our programs forward aggressively. We completed the year with approximately $33 million in cash and intend to apply these financial resources to the achievement of the ambitious goals that we have set for ourselves in 2007 and beyond.

Milestones

Our accomplishments in 2006 position Biomira for growth and progress in 2007. Already in 2007 we have seen the initiation of the Stimuvax Phase 3 trial and the Phase 2 trial of PX-12. We expect to advance PX-478 into the clinic in the third quarter of 2007 and to initiate a second Phase 2 trial of PX-12 in an additional cancer indication by the end of the year. We also intend to select our next clinical candidate in the second quarter, and to initiate a Phase 1 trial of this candidate in the fourth quarter. By the end of 2007, we expect to have four programs in clinical trials, each with first-in-class potential.

As we move forward, we will focus on executing our strategic and clinical plans so as to realize our potential today and for the long-term. By defining clear objectives and delivering on our promises, we will set benchmarks by which our progress can be measured. We recognize that one of our most important assets is you - our shareholders - and we intend to earn your continued support by demonstrating that we are making the most of our scientific, corporate and financial resources. Together, we can meet the challenges that cancer patients face today, developing important new therapies that create value for them, for you and for our company.

Very sincerely,
Robert L. Kirkman, MD
President and Chief Executive Officer

table of contents . . .

management’s discussion and analysis of financial condition and results of operations	02

management report	22

report of independent registered chartered accountants	23

consolidated balance sheets	24

consolidated statements of operations and deficit	25

consolidated statements of cash flows	26

notes to the consolidated financial statements	27

corporate information	65

1

Board of Directors

Christopher S. Henney, PhD, DSc (1)(2)(3)
Chairman of SGX Pharmaceuticals, Inc.
Vice-Chairman of Cyclacel Pharmaceuticals, Inc.
Chairman of the Board, Biomira Inc.

S. Robert Blair, CC
Executive Chair and President
Photon Control Inc.

Richard L. Jackson, PhD (1)(3)
President, Richard Jackson Associates, LLC

Robert L. Kirkman, MD
President and Chief Executive Officer
Biomira Inc.

W. Vickery Stoughton, BSc, MBA (1)(2)
President and Chief Executive Officer
MagneVu Corporation

Michael C. Welsh, QC (2)(3)
President, Almasa Capital, Inc.

Edward A. Taylor, CGA
Chief Financial Officer
Vice President Finance & Administration
& Corporate Secretary
Biomira Inc.

Corporate Officers

Robert L. Kirkman, MD
President and Chief Executive Officer

Robert D. Aubrey, BSc
Vice President Business Development

Lynn Kirkpatrick, PhD
Chief Scientific Officer

Rao Koganty, PhD
Vice President and General Manager
Synthetic Biologics Business Unit

Marilyn Olson, BComm, MLT, RAC
Vice President Quality and Regulatory Affairs

Edward A. Taylor, CGA
Chief Financial Officer
Vice President Finance and Administration
& Corporate Secretary

Auditors

Deloitte & Touche LLP
2000 Manulife Place
10180-101 Street
Edmonton, AB T5J 4E4

Share Registrar and Transfer Agents

Transfer Agent and Registrar
Computershare Investor Services Inc.
Suite 600, 530 - 8th Avenue SW
Calgary, AB Canada T2P 3S8

Shareholder Communications
Computershare Investor Services Inc.
100 University Ave, 9th Floor
Toronto, ON M5J 2Y1
1-800-564-6253 (toll free North America)
1-514-982-7555 (International)
Email: service@computershare.com
Internet: http://www.computershare.com

Company Contact

Edward A. Taylor, CGA
Chief Financial Officer
Vice President Finance and Administration
& Corporate Secretary
780-490-2806
etaylor@biomira.com

Investor and Media Relations Contact

780-490-2818
ir@biomira.com

Corporate Office

Biomira Inc.
2011-94 St.
Edmonton, AB, Canada T6N 1H1
Phone: 780-450-3761
Fax: 780-450-4772
www.biomira.com

Biomira’s Annual Report, Annual Information Form, Quarterly Reports, Corporate Governance Documents, Press Releases and other relevant investor relations information are available electronically on the Internet at www.biomira.com.

Stock Listing

The Company’s common shares are traded in Canada on the Toronto Stock Exchange under the trading symbol BRA and in the United States on Nasdaq Global Market under the trading symbol BIOM.

Board of Directors and Corporate Governance

In the era of increased attention linked to corporate governance, Biomira Inc. is committed to the highest standards, having adopted formal governance practices in compliance with all requirements relating to corporate governance imposed by applicable Canadian regulatory authorities and those of the United States Securities and Exchange Commission and Nasdaq Global Market. We have addressed among other matters, issues dealing with the responsibility of our Board of Directors and its various Committees, along with the operation and governance of the Corporation. We have also paid attention to the independence of the Board from management, the ongoing monitoring of the Board’s and Management’s performance and compensation, the recruitment of new members to the Board, and the appointment to and mandate of the various Board committees.

Code of Ethics

Biomira’s Code of Ethics for the Chief Executive Officer and Chief Financial Officer and the Code of Ethics and Business Conduct for all Board Members, Officers and employees can be found on the investors section of the Biomira web site at www.biomira.com under Corporate Governance.

(1)  Member of Executive Compensation Committee
(2)  Member of Audit Committee
(3)  Member of Corporate Governance and Nominating Committee
corporate information

65